

City National

2009 SUMMARY ANNUAL REPORT

City National Corporation

Financial Highlights

Dollars in thousands, except per share amounts[4]		2009		2008	Percentage Change
FOR THE YEAR					
Total revenue	$	915,291	$	866,880	6%
Net income attributable to City National Corporation		51,339		104,956	(51)
Net income available to common shareholders		25,436		102,511	(75)
Net income per common share, basic		0.50		2.12	(76)
Net income per common share, diluted		0.50		2.11	(76)
Dividends per common share		0.55		1.92	(71)
AT YEAR END					
Assets	$	21,078,757	$	16,455,515	28%
Securities [1]		4,461,060		2,440,468	83
Loans and leases, excluding covered loans [5]		12,146,908		12,444,259	(2)
Covered loans [5]		1,851,821		–	NA
Deposits		17,379,448		12,652,124	37
Common shareholders' equity		1,790,275		1,614,904	11
Total equity		2,012,764		2,030,434	(1)
Book value per common share		34.74		33.52	4
AVERAGE BALANCES					
Assets	$	17,711,495	$	16,028,821	10%
Securities [1]		3,327,235		2,398,285	39
Loans and leases, excluding covered loans [5]		12,296,619		12,088,715	2
Covered loans [5]		66,470		–	NA
Deposits		14,351,897		11,899,642	21
Common shareholders' equity		1,745,101		1,636,597	7
Total equity		2,160,922		1,706,092	27
SELECTED RATIOS					
Return on average assets		0.29%		0.65%	(55)%
Return on average common shareholders' equity		1.46		6.26	(77)
Tier 1 leverage ratio		9.48		10.44	(9)
Tier 1 risk-based capital ratio		12.20		11.71	4
Total risk-based capital ratio		15.15		13.40	13
Period-end common shareholders' equity to period-end assets		8.49		9.81	(13)
Period-end tangible common shareholders' equity to period-end tangible assets		6.15		6.99	(12)
Period-end equity to period-end assets		9.55		12.34	(23)
Dividend payout ratio, per common share		107.80		90.61	19
Net interest margin		3.91		4.20	(7)
Expense-to-revenue ratio		61.76		66.80	(8)
AT YEAR END					
Assets under management [2] [3]	$	35,238,753	$	30,781,865	14%
Assets under management or administration [2] [3]		55,119,366		47,519,777	16

[1] *Includes trading securities.*

[2] *Excludes $ 11.5 billion and $4.7 billion of assets under management for an asset manager in which City National held a noncontrolling ownership interest as of December 31, 2009 and December 31, 2008, respectively.*

[3] *Excludes $1.9 billion of assets under management or administration as of December 31, 2009 for an asset manager that City National deconsolidated effective November 1, 2009.*

[4] *Certain prior period balances have been reclassified to conform to current period presentation.*

[5] *Covered loans represent acquired loans that are covered under a loss-sharing agreement with the FDIC.*

To Our Shareholders

In spite of many challenges presented by the severe economic recession in 2009, we are pleased to report City National remained safe, sound, strong and profitable for its 17th consecutive year. Assets reached a new record of $21 billion, making City National the nation's 26th largest bank and still the largest bank headquartered not only in Los Angeles, but also in Southern California.

2009 was another extraordinary and very challenging year for the American economy, its financial system and City National. By the second half of the year, the economy had begun a slow and modest recovery – the end of the recession, but not yet a return to robust growth.

Nonetheless, City National grew its deposits dramatically and expanded its capabilities meaningfully in 2009. It continued significant lending while upholding responsible credit standards. It retained and strengthened client relationships while continuing to build new ones. City National also continued to validate and earn the trust of clients through the productive work and dedication of its 3,000 colleagues.

Conservative management, strong capital levels, a consistent focus on the company's long-standing value proposition and corporate values, and the continuity and effectiveness of our colleagues provide stability, reassurance and results in the current environment and position City National for greater success as the economy recovers.

Growing Through the Recession

In 2009, City National continued to show positive results in a number of areas:

- Net income totaled $51.3 million for the year, while net income available to common shareholders amounted to $25.4 million, or $0.50 per share.
- While not pleased with the amount of profits posted last year, in today's economy – particularly its real estate markets – we are satisfied to have achieved profit-



Russell Goldsmith *(Left)*
President and CEO
City National Corporation

Chairman and CEO
City National Bank

Bram Goldsmith
Chairman
City National Corporation

City National remained safe, sound, strong and profitable for its 17th consecutive year.

ability for 2009 and believe it is likely to be our "low-water mark" in this economic cycle – not an unacceptable result, all things considered.

- Average deposits grew 21 percent from 2008 to a new record of $14.4 billion, and at year end deposits were an even more remarkable $17.4 billion. Importantly, 91 percent of those funds were core deposits.

- Average loans, excluding loans covered by City National's loss-sharing agreement with the Federal Deposit Insurance Corporation (FDIC), grew 2 percent from 2008 to $12.3 billion. City National lends primarily to small and mid-sized businesses, entrepreneurs, professionals and homeowners. We're open for business to creditworthy borrowers as we were throughout 2009. For the full year of 2009, our company renewed approximately $4.8 billion of loans and made new loan commitments of $2.8 billion. About $1.6 billion of these new commitments were drawn down by borrowers.

- Net interest income was up 4 percent from the 2008 level.

- Noninterest income grew 9 percent to $290.5 million, or 32 percent of total revenue. The company's wealth management business withstood one of the most volatile markets in recent memory and generally performed well for its clients. Assets under management or administration reached $55.1 billion, including $35.2 billion under direct management.

- City National paid quarterly common stock dividends totaling $0.55 per share in 2009.

Throughout the year, City National both controlled expenses and continued to invest prudently in its future.

City National's single most noteworthy step in 2009 occurred just as the year was about to conclude with the acquisition of the banking operations of Imperial Capital Bank in a purchase and assumption agreement with the FDIC.

Through this acquisition, City National acquired approximately $3.3 billion in assets and $2.1 billion of deposits, including $500 million of core deposits. Imperial Capital's $2.4 billion in loans, prior to fair value adjustments, are subject to a loss-sharing agreement with the FDIC, and all but one of the bank's branches were located in communities already served by City National, which made it a great fit for us.

The smooth integration, to be completed in April, is well under way as this is written and will generate significant cost savings, enhanced revenues and earnings plus an expanded client, deposit and branch base.

Imperial Capital's clients in California and Nevada will benefit from the much greater capabilities and services of City National, and the clients of City National will enjoy the added convenience of three more banking offices. We were pleased to work with the FDIC and contribute to increasing the stability of the banking system with an acquisition that also will enable City National to become a somewhat larger, more efficient and profitable company.

Earnings and Revenue
($ millions)

City National achieved record revenue of $915.3 million in 2009. Despite significantly higher costs and weak economic conditions, the company remained safe, sound, strong and profitable for its 17th consecutive year.



Net Interest Income
Noninterest Income
Net Income
1,000
800
600
400
200
$0
05
06
07
08
09

City National is now the nation's 26th largest bank.

Earlier in the year, City National acquired its first branch in San Jose, the 10th largest city in the United States. It is a logical complement to City National's eight other San Francisco Bay area offices, including a second branch in downtown San Francisco that opened last year.

In 2009, City National also purchased a majority interest in the outstanding Lee Munder Capital Group, a Boston-based investment firm that manages assets for institutional investors. We then merged our other Boston-based institutional asset manager into Lee Munder, deriving a number of benefits.

Even though expenses were under tight control and salaries were frozen, City National continued to selectively add strong talent, train its existing colleagues and introduce new products in 2009 – as we do each year.

In addition, the company initiated a new, effective and creative marketing campaign that included the targeted use of cable television advertising for the first time. While limited, it was very helpful.

Clear Strategic Vision and Values

City National's business strategy, value proposition and values not only remained intact, but grew clearer and demonstrated their ability to help the company continue to grow even in this challenging credit and economic environment.

Many things set City National apart, including:

- A demonstrated commitment to providing clients with an exceptional level of service, capabilities and trusted advice;
- An attractive client base in robust urban markets;
- An exceptional deposit base, providing considerable liquidity;
- A strong capital position and the ability to generate additional capital;
- A conservative risk profile and prudent underwriting standards;
- Solid credit reserves and an intensive, aggressive and effective effort to manage credit costs responsibly and constructively;

Earnings Per Diluted Share
($)

The company posted earnings per diluted share of $0.50 in 2009, as business conditions remained challenging. City National's core businesses are strong, however, and the company is well-positioned for increasing profitability as the economy improves.


5
4
3
2
1
$0
05
06
07
08
09

City National continued to add funds from new clients who recognized and valued its strength and capabilities.

Average Loans[1]
($ billions)
Average loans, excluding Imperial Capital Bank loans covered by a loss-sharing agreement with the FDIC, grew to $12.3 billion, up 2 percent from 2008. In 2009, City National maintained its competitive but conservative underwriting standards and continued to lend to creditworthy borrowers.


Commercial
Construction and Commercial Real Estate
Residential First Mortgage
Equity Lines of Credit
Other
12
9
6
3
$0
05
06
07
08
09

[1]Excludes FDIC-covered assets

- A significant and multifaceted wealth management business;
- Disciplined and effective expense management;
- Prudent and meaningful strategic investments for growth and enhanced capabilities; and
- Extensive product and technology capabilities.

Just as important as what City National does is what it *doesn't* do and *hasn't* done.

We don't write subprime mortgages and never have. We don't hold credit default swaps or other exotic financial instruments. We don't have issues with securitizations, proprietary trading, brokered loans, credit card abuses or aggressive leverage.

We're a traditional balance-sheet lender that knows its clients and understands its markets.

Compelling Business Model

As it has done for over 56 years, City National helps its clients on *The way up*®. As the premier private and business bank, City National provides entrepreneurs, professionals, their businesses and families with complete financial solutions.

We offer almost all of the capabilities of the biggest banks, but with the attentive personal service more often offered at smaller banks. The outstanding and consistent execution of our business strategy and value proposition has produced very high levels of client satisfaction, retention and referrals – something the whole organization is very focused upon.

City National serves some of the most important economies in the country, most significantly California. For all of its overly publicized challenges, California is home to 38 million people, and its $1.8 trillion economy is the eighth largest in the world. A 2009 *Time* magazine cover story said of California:

"It's still a dream state. In fact, the pioneering megastate that gave us microchips, freeways, blue jeans, tax revolts, extreme sports, energy efficiency, health clubs, Google searches, Craigslist, iPhones and the Hollywood vision of success is still the cutting edge of the American future..."

California's diverse economy is built upon such critical industries as technology, bio-tech, entertainment, media, international trade, agriculture, tourism, creative industries, and even manufacturing. In our view, to invest in the future of America's economy one has to invest in and believe in California – as we do.

At the same time, we are very pleased with our growing presence in New York. The profitable Park Avenue office that we opened in 2002 has now expanded to more than 50 colleagues, nearly $525 million of loans and $700 million of deposits.

The Nevada economy continues to face challenges, but the state is home to less than 2 percent of our total assets. Ultimately, City National's eight Nevada offices present good longer-term prospects.

Exceptional Deposit Base

City National's funding costs continue to be among the lowest in the banking industry, thanks largely to our exceptional deposit base and our business strategy.

Deposit growth was remarkably robust in 2009 as we continued to add funds not only from existing clients, but also from new clients who recognized and valued City National's strength, safety, stability and service.

In addition to the FDIC's basic deposit insurance coverage up to $250,000, City National purchased the additional unlimited deposit insurance coverage the FDIC offered for funds in certain types of accounts. Given the uncertainties and anxieties generated by the weakness in the economy and financial system in 2009, City National wanted to do everything it could to reassure and protect its depositors.

While average deposits were up 21 percent in 2009, average core deposits grew an astounding 23 percent to $13.0 billion. Excluding the acquired Imperial Capital Bank deposits, approximately $2.3 billion of City National's core deposit growth in 2009 came from new and existing clients. Another $1.1 billion came from money-market funds that had been held at City National Asset Management.

Core deposits contribute significantly to City National's low cost of funds and strong net interest margin. As a result, City National's 2009 average net interest margin was 3.91 percent – stronger than the median for mid-sized peers and much larger banks.

Disciplined, Well-Capitalized and Well-Reserved

City National not only remained safe, sound, strong and profitable, but in 2009 it actually became even better reserved for loan losses and even more well-capitalized.

Credit Quality

Throughout the year, City National maintained its competitive but conservative underwriting standards and continued to lend to creditworthy borrowers.

Overall, City National's credit quality remained sound. However, the growth of nonperforming loans and net charge-offs last year reflected conditions in the economy and, in particular, the real estate markets. Much of the stress again came from the construction portfolio. Loans to homebuilders accounted for 27 percent of all construction loans on nonaccrual at the end of 2009 and 29 percent of fourth-quarter 2009 net charge-offs.

In the second half of 2009, deterioration in the homebuilder portfolio declined, but gradually was replaced by stress in commercial construction, as we had anticipated. These loans also represent a small share of City National's entire loan

Average Deposits
($ billions)

Average deposits grew 21 percent year-over-year to a new record of $14.4 billion, while average core deposits, which include interest checking, money market and savings accounts, time deposits under $100,000 and noninterest-bearing deposits, were up 23 percent.


Core
Other
15
12
9
6
3
$0
05
06
07
08
09

portfolio and, although issues will likely persist through the first half of 2010, the commercial construction portfolio is centered in industrial buildings, owner-occupied facilities and small retail and office developments. City National has virtually no exposure to high-rise office buildings and extremely limited exposure to the large shopping malls and hotels that are causing so many problems for so many other banks.

Assets Under Management or Administration
($ billions)

Assets under management or administration totaled more than $55 billion, including $35.2 billion of client assets under direct management, at year end. City National Asset Management and the company's investment affiliates continued to deliver solid performance and reliable advice to their clients.


Administration
Management
60
50
40
30
20
10
$0
05
06
07
08
09

Strong Credit Reserves

In 2009, City National took provisions totaling $285 million through four decisive steps designed to keep allowances for potential loan losses at appropriate levels for its loan portfolio and the economic conditions confronting its clients. By year end, the company had absorbed all net charge-offs and had actually grown its reserves by $59 million to 2.38 percent of total loans (excluding Imperial Capital Bank assets covered by City National's loss-sharing agreement with the FDIC), up from 1.80 percent one year ago.

City National's reserves are quite adequate, especially in light of the fact that just over one-third of its entire loan portfolio consists of very high-quality residential mortgages and home equity lines of credit to private client borrowers. These loans were underwritten with an average loan-to-value ratio of less than 50 percent at origination.

A Strong Capital Position

At year end, City National had $2 billion in total equity. The company's ratio of Tier 1 common shareholders' equity to risk-based assets was 8.9 percent.

In 2009, the company strengthened its balance sheet, adding $550 million of capital through a series of very successful offerings of common equity, subordinated debt and trust preferred securities. It's worth noting that even before these offerings, the company's capital ratios exceeded government standards for a well-capitalized institution.

On December 30, 2009, City National repurchased $200 million of the $400 million in TARP preferred securities issued to the federal government in 2008. The company repurchased the remaining $200 million of preferred stock in March 2010.

Wealth Management

City National's wealth management business is another key element that differentiates the company, provides a competitive advantage and enhances the company's ability to successfully meet more of its clients' financial needs.

City National offers a comprehensive array of wealth management solutions – investment, trust and advisory services – through City National Asset Management, City National Securities and nine investment affiliates, including the company's newest affiliate, Lee Munder Capital Group.

Wealth management produced $145 million of recurring fee income in 2009, and that equaled 16 percent of City National's total revenue.

City National's wealth management business continued to grow last year, and its investment managers continued to deliver solid performance and reliable advice to their clients. For example, City National Asset Management's equity, fixed income and balanced portfolios out-

At year end, City National had $2 billion in total equity.

performed their respective benchmarks through both the 2008 downturn and the 2009 rebound.

Barron's named City National to its list of the nation's top wealth managers for the ninth year in a row. And three leaders of City National affiliate Convergent Wealth Advisors made *Barron's* list of America's Top 100 Independent Investment Advisors.

Another affiliate, Matthews International Capital Management, specializes solely in investments in Asia and increased its assets under management 146 percent in 2009 to nearly $11.5 billion. City National's minority stake in Matthews further positions the company to participate in the dynamic growth ahead for Asian economies and their stock markets. It also provides clients with an effective way to place some of their investment dollars in Asia.

Also contributing to noninterest income were fees from brokerage, mutual fund, international and cash management activity. The cash management business, in particular, presents attractive growth prospects for City National because the company has relationships with so many small and mid-sized businesses.

Investing for the Future

In 2009, City National held the line on expenses. Noninterest expense for the year actually *declined* by 1 percent from 2008.

Nonetheless, the company continued to build for its future by investing in and expanding its broad array of products and services; selectively recruiting talented colleagues in New York, Orange County, Nevada and the San Francisco Bay area, as well as in its Trust Department, Wealth Management Division and other areas; investing in technology; and, as noted, prudently expanding its footprint with two key acquisitions.

Outlook

City National has growth opportunities across its businesses. While we currently anticipate a slow economic recovery for America in 2010, the company's proven and focused business model and strong balance sheet and its outstanding team of colleagues put the company in a position of strength going forward as the shifting competitive landscape presents additional opportunities.

City National is ready, focused and well-positioned to optimize the

Total Corporate Assets
($ billions)
City National's total assets were up 28 percent from 2008, exceeding $21 billion for the first time. The increase reflects the company's strong deposit growth in 2009, as well as its FDIC-assisted acquisition of Imperial Capital Bank.


25
20
15
10
5
$0
05
06
07
08
09

City National is located in the nation's three largest high-net-worth markets.

opportunities that will be presented by the modest economic recovery that lies ahead. City National has relatively small market share and is located in the nation's three largest high-net-worth markets: Los Angeles, New York and San Francisco.

City National increasingly is the premier private and business bank in its geographies. Fifty-eight of City National's 67 offices are located in 11 California counties that are home to 27 million people. Most of these communities are along the coast, where the economy has performed better and there is an abundance of prospective clients. Despite the high jobless rate, there are clearly signs of economic recovery.

The housing market is stabilizing and improving in a number of areas, and the state's key industries are making progress. California's diverse economic base is performing better with increased activity in the trade, tourism, entertainment and technology sectors.

In this financial crisis, we've seen a greater appreciation for more traditional banking and the virtues of conservative management. These are the same fundamental principles that have enabled City National to prudently and profitably finance entrepreneurs, families, professionals, investors, businesses and job growth for many decades. The company's strong balance sheet, long-term relationship lending and conservative underwriting enabled it to absorb the costs and challenges of the past 18 months and emerge with modest profits and enhanced capital and capabilities that will help drive more positive future results.

Commentary

Before closing this report, in these extraordinary times it seems warranted to comment briefly on the misperception of bankers and the banking industry, as well as the prudent and important proposals to revise the banking system in the United States.

Let us make three points:

1. Not all banks and bankers are the same. Too often the conduct and compensation abuses of a relatively few *investment* banks on Wall Street, or the investment banking and trading desk divisions of the very biggest banks, and so many mortgage companies are confused with the conduct and compensation of 8,000 American banks and their bankers. America's banking industry is instrumental to the success of the nation's economy, helping to create jobs, finance small businesses and provide leadership in our communities.

No one at City National, for example, received an eight-figure bonus, engaged in extensive or aggressive proprietary trading, ever made a subprime mortgage, speculated in collateralized debt obligations or sold a security to an investment client that was simultaneously being "shorted" by someone else for the benefit of the bank. And we suspect that's true for almost all of America's banks.

2. As bad as some of the compensation abuses may have been, there were many causes of the Great Recession our nation is now working its way out of. It's an irresponsible and misleading mistake for some critics to claim that the actions of a few firms and the compensation incentives and payments to a relatively small number of people on Wall Street and in a few banks are the whole story or that "fixing" that is all we need to do. The causes of this crisis

are complicated and involve many participants – both in the public and private sectors – over a long period of time. In this case, *defeat* has many fathers, to put a twist on President Kennedy's famous line.

3. Much has been learned by these experiences, and the nation and the financial services industry need (and the industry supports) some thoughtful, comprehensive reforms that find a measured middle course through the thicket of rhetoric, recriminations and proposals now on the table. We need to avoid overreaction, unintended consequences and the stifling of what does work well and has worked well in our financial system (like the Federal Reserve) just as much as we need not to miss this opportunity to do what's right and what's urgently needed to bring appropriate reforms. We, at City National, intend to be part of the solution, working to modernize the regulatory system and championing reforms based upon what in fact were the primary contributors to this terribly damaging economic crisis.

We believe if these three insights prevail, the economy, the financial services industry, consumers, investors and the government will all be better served and better prepared to avoid similar problems in the future.

In Appreciation

We are extremely grateful to the members of City National's Executive Committee, including the bank's outstanding President Chris Warmuth and its excellent Chief Financial Officer Chris Carey, and the company's remarkable 3,000 colleagues for their dedication, hard work and solid results in implementing the strategies that make this company strong and enable it to deliver very effectively for City National's clients, communities and shareholders.

Together, they have vigorously and productively tackled the challenges of the most difficult economic environment since the Great Depression and enabled City National to emerge stronger and better prepared for the continuing complexities and opportunities in the years ahead.

We also would like to thank City National's outstanding Board of Directors for their invaluable advice, wise counsel and steady support. In particular, we want to thank Linda Griego, who resigned from our Board last year. And we are pleased to welcome Bob Tuttle back to the Board of Directors. Bob is a successful California businessman and former banker, who recently served with great distinction as the United States ambassador to the United Kingdom. Prior to that, he served on City National's Board of Directors starting in 2002.

Everyone at City National has a special appreciation for the many outstanding clients and loyal shareholders who continue to support and have confidence in City National.

We know that our company is on the right track and has the right resources and focus, and the capabilities, clients and colleagues, as well as the values, value proposition and determination to restore City National to its appropriate level of profitability in the years ahead. City National remains committed to building long-term shareholder value, delivering consistent quality earnings growth, providing superior service and advice, products and performance, and exceeding the expectations of our clients, colleagues, communities and shareholders.

We believe City National is back on *The way up* and that the best is yet to come.

Thank you,



Russell Goldsmith
President and CEO
City National Corporation

Chairman and CEO
City National Bank



Bram Goldsmith
Chairman
City National Corporation

March 5, 2010

Condensed Consolidated Statements of Income

Dollars in thousands, except per share data[1]	For the year ended December 31, 2009	2008	2007
Interest income	$ 709,800	$ 784,688	$ 894,101
Interest expense	85,024	184,792	285,829
Net interest income	624,776	599,896	608,272
Provision for credit losses	285,000	127,000	20,000
Net interest income after provision for credit losses	339,776	472,896	588,272
Noninterest income	290,515	266,984	303,202
Noninterest expense	580,128	587,763	534,931
Income before taxes	50,163	152,117	356,543
Income taxes	(1,886)	41,783	124,974
Net income	$ 52,049	$ 110,334	$ 231,569
Less: Net income attributable to noncontrolling interest	710	5,378	8,856
Net income attributable to City National Corporation	$ 51,339	$ 104,956	$ 222,713
Less: Dividends and accretion on preferred stock	25,903	2,445	–
Net income available to common shareholders	$ 25,436	$ 102,511	$ 222,713
Net income per common share, basic	$ 0.50	$ 2.12	$ 4.58
Net income per common share, diluted	$ 0.50	$ 2.11	$ 4.50
Shares used to compute net income per common share, basic	50,272	47,930	48,234
Shares used to compute net income per common share, diluted	50,421	48,196	49,069
Dividends per common share	$ 0.55	$ 1.92	$ 1.84

Condensed Consolidated Balance Sheets

Dollars in thousands[1]	December 31, 2009	2008
Assets		
Cash and cash equivalents	$ 812,926	$ 424,265
Securities [2]	4,461,060	2,440,468
Loans, net[3]	13,710,236	12,220,213
Other assets	2,094,535	1,370,569
Total assets	$ 21,078,757	$ 16,455,515
Liabilities and Equity		
Deposits	$ 17,379,448	$ 12,652,124
Borrowings	1,438,635	1,440,806
Other liabilities and redeemable noncontrolling interest	247,910	332,151
Total liabilities and redeemable noncontrolling interest	$ 19,065,993	$ 14,425,081
Shareholders' equity	1,986,323	2,004,993
Noncontrolling interest	26,441	25,441
Total equity	2,012,764	2,030,434
Total liabilities and equity	$ 21,078,757	$ 16,455,515

[1] *Certain prior period balances have been reclassified to conform to the current period presentation.*
[2] *Includes trading securities.*
[3] *Includes $1.9 billion of loans covered by a loss-sharing agreement with the FDIC at December 31, 2009.*

Condensed Consolidated Statements of Changes in Equity and Comprehensive Income

Dollars in thousands[1]	For the year ended December 31, 2009	2008
Beginning balance	$ **2,030,434**	$ 1,635,722
Net income[(2)]	**53,506**	107,341
Other comprehensive income (loss), net of tax	**44,973**	(38,673)
Dividends and distributions to noncontrolling interest	**(2,258)**	(2,527)
Issuance of shares for stock options	**1,401**	20,480
Issuance of preferred stock	–	389,867
Issuance of common stock warrants	–	10,133
Issuance of common stock	**119,629**	–
Redemption of preferred stock	**(200,000)**	–
Dividends on preferred and common stock	**(47,365)**	(95,109)
Repurchased shares, net	–	(21,694)
Other, net	**12,444**	24,894
Ending balance	$ **2,012,764**	$ 2,030,434

Condensed Consolidated Statements of Cash Flows

Dollars in thousands[1]	2009	For the year ended December 31, 2008	2007
Cash Flows from Operating Activities			
Net income	$ 52,049	$ 110,334	$ 231,569
Adjustments to net income	223,822	201,494	(98,857)
Net cash provided by operating activities	275,871	311,828	132,712
Cash Flows from Investing Activities			
Purchases and sales or maturities of securities, net	(1,790,017)	194,250	596,720
Loan originations, net of principal collections	35,504	(901,208)	(847,442)
Net cash acquired (paid) in acquisitions	453,719	–	(155,245)
Other, net	(23,208)	(39,434)	(52,538)
Net cash used in investing activities	(1,324,002)	(746,392)	(458,505)
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	2,614,128	829,619	(791,429)
Net (decrease) increase in borrowings	(1,051,100)	(733,664)	1,124,129
(Redemption) issuance of preferred stock	(200,000)	389,867	–
Issuance of common stock	119,929	–	–
Issuance of common stock warrants	–	10,133	–
Cash dividends paid	(48,338)	(92,886)	(89,375)
Other, net	2,173	1,691	(74,517)
Net cash provided by financing activities	1,436,792	404,760	168,808
Net increase (decrease) in cash and cash equivalents	388,661	(29,804)	(156,985)
Cash and cash equivalents at beginning of year	424,265	454,069	611,054
Cash and cash equivalents at end of year	$ 812,926	$ 424,265	$ 454,069

(1) Certain prior period balances have been reclassified to conform to the current period presentation.

(2) Net income excludes net income (loss) attributable to redeemable noncontrolling interest of ($1.5) million and $3.0 million for the year ended December 31, 2009 and 2008, respectively.

Data on Common Stock

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2009			
March 31	$ 47.76	$ 22.83	$ 0.25
June 30	44.14	31.87	0.10
September 30	43.80	33.13	0.10
December 31	47.32	36.59	0.10
2008			
March 31	$ 60.00	$ 48.57	$ 0.48
June 30	51.75	40.98	0.48
September 30	65.35	37.60	0.48
December 31	57.56	34.97	0.48

Stockholder Return Graph

City National Corporation Total Return Performance


140
130
120
110
100
90
80
70
60
50
40
INDEX VALUE
City National Corporation
SNL Bank > $10B
S&P 500
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Period Ending

Index	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
City National Corporation	100.00	104.62	105.24	90.35	76.64	72.84
SNL Bank >$10B	100.00	101.66	119.44	92.96	51.20	51.11
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11

Source: SNL Financial LC, Charlottesville, VA ©2010; Standard & Poor's Web site. Used with permission from standardandpoors.com.

The stockholder return graph compares the total cumulative stockholder return on the corporation's common stock to the total cumulative returns of the SNL Bank >$10B Index and the Standard & Poor's 500 Index. Each line on the stockholder return graph assumes that $100 was invested in the corporation's common stock and the respective indices on December 31, 2004, and assumes quarterly reinvestment of all dividends. The total cumulative returns shown on the stockholder return graph reflect historical results only and are not necessarily indicative of future results.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City National Corporation and subsidiaries as of December 31, 2009, and the related consolidated statements of income, equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated February 26, 2010, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 1 to the consolidated financial statements, in 2009 City National Corporation changed its method of accounting for noncontrolling interests and participating securities, and in 2008 City National Corporation changed its method of accounting for fair value.

KPMG LLP

Los Angeles, California
February 26, 2010

Form 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2009, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 555 S. Flower Street, 9th Floor, Los Angeles, CA 90071. You also may send your request by facsimile to (213) 673-7646 or by e-mail to investor_relations@cnb.com.

City National has provided in its Form 10-K for the year ended December 31, 2009, (a) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2009, City National's internal control over financial reporting is effective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and (b) KPMG's Report of Independent Registered Public Accounting Firm expressing an unqualified opinion on the effectiveness of internal control over financial reporting.

Board of Directors

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Richard L. Bloch
Partner
CLB Partners

Kenneth L. Coleman
Chairman
Accelrys, Inc.

Ashok Israni
President and Chairman
Pacifica Companies

Michael L. Meyer
Managing Principal
AMG Realty Investors, LLC

Chief Executive Officer
Michael L. Meyer Company

Ronald L. Olson
Partner
Munger, Tolles & Olson LLP

Bruce Rosenblum
President
Warner Bros. Television Group

Peter M. Thomas
Managing Partner
Thomas & Mack Co. LLC

Robert H. Tuttle
Co-Managing Partner
Tuttle-Click Automotive Group

Kenneth Ziffren
Partner
Ziffren Brittenham LLP

Executive Committee

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer

City National Bank and
City National Corporation

Rodney F. Banks
Executive Vice President
Commercial Banking

John Beale
Executive Vice President and
Chief Information Officer

George H. Benter, Jr.
Vice Chairman
City National Bank

Robert Brant
Executive Vice President
Northern California

Michael B. Cahill
Executive Vice President,
General Counsel and Secretary

City National Bank and
City National Corporation

James R. Daley
Executive Vice President
Treasury Services

Kevin P. Dunigan
Executive Vice President
Core Banking and
Orange County

Brian Fitzmaurice
Executive Vice President and
Chief Credit Officer

Mark J. Forbes
Executive Vice President
Real Estate

Richard Gershen
Executive Vice President
Wealth Management

Martha Henderson
Executive Vice President
Entertainment

Robert M. Iritani
Executive Vice President
Specialty Banking

Marianne Lamutt
Executive Vice President
Human Resources

Gwen Miller
Executive Vice President
Private Client Services –
Los Angeles

Thomas R. Miller
Executive Vice President
Marketing

Michael Pagano
Executive Vice President
Private Client Services

John Pedersen
Executive Vice President
and Senior Risk
Management Officer

City National Bank and
City National Corporation

T. Richard Shier
Executive Vice President
Banking and Investment
Services

Richard A. Weiss
Executive Vice President and
Chief Investment Officer

Industry Specialties and Services

ENTERTAINMENT

Martha Henderson, EVP
Manager
(310) 888-6200

Richard V. McCune, SVP
Team Manager
(917) 322-5200

Pat Wheeler, SVP
Team Manager
(310) 888-6200

Mary Yoel, SVP
Team Manager
(310) 888-6200

Dan Zbojniewicz, SVP
Team Manager
(310) 888-6200

REAL ESTATE

Mark J. Forbes, EVP
Manager
(213) 673-8222

Shannon Cook, SVP
Nevada
(702) 952-5986

John Finnigan, SVP
Los Angeles
(213) 673-8888

Michael Kazemzadeh, SVP
Orange County
(949) 724-4180

Paige Serden, SVP
Los Angeles
(213) 673-8220

Robert Sherrard, SVP
Northern California
(650) 812-8315

SPECIALTY BANKING

Robert Iritani, EVP
Manager
(213) 673-9010

Agribusiness
Jim Ramirez, SVP
(213) 673-8808

Corporate Banking
Steve Sloan, SVP
(213) 673-9011

Franchise Finance
David Sandoval, SVP
(213) 673-9026

International-Foreign Exchange
Steve Glynn, SVP
(925) 274-2786
(213) 673-8656

International-Global Markets
Rosie Jen, SVP
(213) 673-9031

International-Interest Rate Derivatives
Bo Willis, SVP
(213) 673-8383

International-Trade Finance
Stewart Ekelund, VP
(213) 673-8607

Municipal Finance
David Sandoval, SVP
(213) 673-9026

TREASURY SERVICES

James R. Daley, EVP
Manager
(213) 673-9494

Correspondent Banking
Patricia Hausknost, SVP
(213) 673-8886

Specialty Deposits
Phil Petrozzi, SVP
(213) 673-9411

Treasury Management-California
Ted Miller, SVP
(213) 673-9421

Treasury Management-Entertainment
Barbara Allen-Watkins, SVP
(310) 888-6011

SPECIALIZED SERVICES

Asset Based Lending
Belinda Gisbert, VP
(213) 673-8904

Business Banking / Small Business Administration
James E. Wullschleger, SVP
(213) 673-8978

Community Reinvestment
Sal Mendoza, SVP
(213) 673-9613

Equipment Leasing
David Maurer, SVP
(213) 673-8929

Income Property Group
Allen Matchie, SVP
(213) 673-8877

Technology Banking
Robert Brant, EVP
(415) 576-2775

WEALTH MANAGEMENT

Richard Gershen
Executive Vice President
(310) 888-6454

City National Asset Management
Richard A. Weiss
Executive Vice President and Chief Investment Officer
(310) 888-6314

City National Securities, Inc.
Member FINRA/SIPC
Michael Nunnelee
(800) 280-1464

Convergent Capital Management LLC
Richard H. Adler
President and Chief Executive Officer
(312) 444-6000

Convergent Wealth Advisors, LLC
Steve Lockshin
Chairman and Chief Executive Officer
(301) 770-6300

Regional and Commercial Banking Centers

California

CENTURY CITY REGIONAL CENTER
2029 Century Park East
Los Angeles, 90067
(310) 282-7808◆

CITY NATIONAL CENTER BEVERLY HILLS
400 N. Roxbury Dr.
Beverly Hills, 90210
(310) 888-6150◆

CITY NATIONAL PLAZA* LOS ANGELES
555 S. Flower St.
Los Angeles, 90071
(213) 673-8761◆
(213) 673-8740†

INLAND EMPIRE REGIONAL CENTER
3484 Central Ave.
Riverside, 92506
(951) 276-8865◆†

LONG BEACH REGIONAL CENTER
11 Golden Shore,
6th Floor
Long Beach, 90802
(562) 624-8664◆†

NORTH ORANGE COUNTY COMMERCIAL BANKING CENTER
1 Centerpointe Dr.,
Suite 150
La Palma, 90623
(714) 228-7750†

OAKLAND REGIONAL CENTER
2101 Webster St.
Oakland, 94612
(510) 287-3152◆
(510) 287-3185†

ONTARIO COMMERCIAL BANKING CENTER
3633 Inland Empire Blvd.,
Suite 105
Ontario, 91764
(909) 476-7980†

ORANGE COUNTY REGIONAL CENTER
18111 Von Karman Ave.,
Suite 110
Irvine, 92612
(949) 223-4064◆
(949) 223-4060†

PALO ALTO REGIONAL CENTER
1 Palo Alto Square,
Suite 100
3000 El Camino Real
Palo Alto, 94306
(650) 812-8345◆
(650) 812-8302†

SAN DIEGO REGIONAL CENTER
4275 Executive Square,
Suite 750
La Jolla, 92037
(858) 642-4924◆
(858) 642-4950†

SAN FERNANDO VALLEY REGIONAL CENTER
15260 Ventura Blvd.,
16th Floor
Sherman Oaks, 91403
(818) 382-1516◆†

SAN FRANCISCO REGIONAL CENTER
150 California St.
San Francisco, 94111
(415) 576-3987◆
(415) 576-2521†

SAN JOSE REGIONAL CENTER
244 Airport Parkway
San Jose, 95110
(408) 392-2103◆†

VENTURA COUNTY REGIONAL CENTER
500 Esplanade Dr.,
2nd Floor
Oxnard, 93036
(805) 981-2780†

WALNUT CREEK REGIONAL CENTER
2001 N. Main St.,
Suite 200
Walnut Creek, 94596
(925) 274-2775◆
(925) 274-5133†

Nevada

LAS VEGAS REGIONAL CENTER
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5966◆
(702) 952-4400†

NORTHERN NEVADA REGIONAL CENTER
6518 S. McCarran Blvd.
Reno, 89509
(775) 828-8126◆
(775) 828-8110†

New York

NEW YORK REGIONAL CENTER
400 Park Ave.,
7th Floor
New York, 10022
(917) 322-5200◆†

Branch Locations

California

ALAMEDA COUNTY

Fremont
2201 Walnut Ave.,
Suite 100
Fremont, 94538
(510) 574-1900

Oakland
2101 Webster St.
Oakland, 94612
(510) 287-3140

San Leandro
1100 San Leandro Blvd.,
Suite 100
San Leandro, 94577
(510) 347–3410

CONTRA COSTA COUNTY

Walnut Creek
2001 N. Main St.,
Suite 120
Walnut Creek, 94596
(925) 274-2740

LOS ANGELES COUNTY

Beverly Hills Main
City National Center
400 N. Roxbury Dr.
Beverly Hills, 90210
(310) 888-6000

Beverly Hills / Wilshire
8641 Wilshire Blvd.
Beverly Hills, CA 90211
(800) 998-0842

Burbank
3500 W. Olive Ave.,
Suite 100
Burbank, 91505
(818) 238-2400

Century City
1800 Century Park East
Los Angeles, 90067
(310) 888-6850

Century City
2029 Century Park East
Los Angeles, 90067
(310) 282-7800

Chatsworth
9400 Topanga Canyon Blvd.
Chatsworth, 91311
(818) 773-4440

City of Commerce
5601 E. Slauson Ave.
City of Commerce, 90040
(323) 838-4000

City of Industry
13191 Crossroads Pkwy. North
City of Industry, 91746
(562) 463-2000

Encino
16133 Ventura Blvd.
Encino, 91436
(818) 905-4100

Glendale
550 N. Brand Blvd.,
Suite 100
Glendale, 91203
(818) 265-5620

Long Beach
6265 E. Second St.
Long Beach, 90803
(562) 936-5800

Long Beach Main
11 Golden Shore
Long Beach, 90802
(562) 624-8600

Los Angeles Airport
6033 W. Century Blvd.
Los Angeles, 90045
(310) 342-4500

Los Angeles - Bunker Hill
355 S. Grand Ave.,
Suite 150
Los Angeles, 90071
(213) 253-4360

Los Angeles - Fairfax
6100 Wilshire Blvd.
Los Angeles, 90048
(323) 634-7200

Los Angeles Main
525 S. Flower St.
Los Angeles, 90071
(213) 673-9900

Los Angeles - Pershing Square
606 S. Olive St.
Los Angeles, 90014
(213) 347-2200

Manhattan Beach
2231 Rosecrans Ave.,
Suite A
El Segundo, CA 90245
(310) 536-4820

Pasadena
89 S. Lake Ave.
Pasadena, 91101
(626) 432-7100

Santa Monica
1620 26th St.
Santa Monica, 90404
(310) 264-2900

Sherman Oaks
15260 Ventura Blvd.
Sherman Oaks, 91403
(818) 382-1400

Studio City
12001 Ventura Pl.
Studio City, 91604
(818) 487-7500

* Corporate Headquarters ◆ Private Client Services † Commercial Banking Services

Studio City
12515 Ventura Blvd.
Studio City, 91604
(818) 487-7500

Sun Valley
8012 Vineland Ave.
Sun Valley, 91352
(818) 252-3020

Torrance
3424 Carson St.
Torrance, 90503
(310) 793-5700

Universal City
4605 Lankershim Blvd.
North Hollywood, 91602
(818) 487-1040

Valencia
24200 Magic Mountain Pkwy.,
Suite 140
Valencia, 91355
(661) 291-3160

West Hollywood
9229 Sunset Blvd.
West Hollywood, 90069
(310) 888-6800

West Los Angeles
11500 W. Olympic Blvd.
Los Angeles, 90064
(310) 445-3640

Westwood
10889 Wilshire Blvd.
Los Angeles, 90024
(310) 888-6950

Woodland Hills
21800 Oxnard St.
Woodland Hills, 91367
(818) 227-4300

ORANGE COUNTY

Anaheim
2401 E. Katella Ave.,
Suite 150
Anaheim, 92806
(714) 704-4940

Costa Mesa
611 Anton Blvd.
Costa Mesa, 92626
(800) 998-0842

Irvine
9 Executive Circle
Irvine, 92614
(949) 862-7000

Irvine - Orange County Airport
18111 Von Karman Ave.,
Suite 100
Irvine, 92612
(949) 223-4000

Irvine - South Orange County
20 Pacifica,
Suite 100
Irvine, 92618
(949) 754-1500

La Palma
1 Centerpointe Dr.
La Palma, 90623
(714) 228-7700

Los Alamitos
5252 Katella Ave.
Los Alamitos, 90720
(562) 936-5840

Newport Center
500 Newport Center Dr.,
Suite 150
Newport Beach, 92660
(949) 718-4460

RIVERSIDE COUNTY

Riverside
3484 Central Ave.
Riverside, 92506
(951) 276-8800

SAN BERNARDINO COUNTY

Ontario
3633 Inland Empire Blvd.,
Suite 105
Ontario, 91764
(909) 481-2460

SAN DIEGO COUNTY

Carlsbad
2011 Palomar Airport Rd.,
Suite 100
Carlsbad, 92011
(760) 918-2140

La Jolla
4275 Executive Square,
Suite 101
La Jolla, 92037
(858) 642-4900

San Diego
501 W. Broadway,
Suite 100
San Diego, 92101
(619) 238-7460

SAN FRANCISCO COUNTY

San Francisco Main
150 California St.,
Suite 100
San Francisco, 94111
(415) 576-2400

San Francisco - Montgomery St.
100 Montgomery St.,
Suite 100
San Francisco, 94104
(415) 576-2400

San Francisco - 580 California
580 California St.
San Francisco, 94104
(800) 998-0842

SAN MATEO COUNTY

Burlingame
350 Primrose Rd.
Burlingame, 94010
(650) 696-6400

SANTA CLARA COUNTY

Palo Alto
1 Palo Alto Square,
Suite 100
3000 El Camino Real
Palo Alto, 94306
(650) 812-8300

San Jose
224 Airport Parkway
San Jose, 95110
(408) 392-2100

VENTURA COUNTY

Camarillo
502 N. Las Posas Rd.
Camarillo, 93010
(805) 384-2100

Oxnard
500 Esplanade Dr.
Oxnard, 93036
(805) 981-2700

Ventura
1220 S. Victoria Ave.
Ventura, 93003
(805) 677-4200

Westlake Village
2655 Townsgate Rd.
Westlake Village, 91361
(805) 777-8740

Nevada

CARSON COUNTY

Carson City
1811 E. College Pkwy.
Carson City, 89706
(775) 885-1220

CLARK COUNTY

Cheyenne
4310 W. Cheyenne
North Las Vegas, 89032
(702) 968-3040

Hughes Center
3883 Howard Hughes Pkwy.
Las Vegas, 89169
(702) 968-2240

Summerlin Centre
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5900

Tropicana
2320 E. Tropicana
Las Vegas, 89119
(702) 968-2350

Twain
6085 W. Twain Ave.
Las Vegas, 89103
(702) 948-1960

DOUGLAS COUNTY

Minden
1647 Highway 395
Minden, 89423
(775) 783-7000

WASHOE COUNTY

Reno
6518 S. McCarran Blvd.
Reno, 89509
(775) 828-8090

New York

New York City
400 Park Ave.,
20th Floor
New York, 10022
(917) 322-5200

City National Corporation
City National Plaza
555 South Flower Street
Los Angeles, California 90071


CITY NATIONAL BANK
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